EXHIBIT 12
KEYCORP
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)
(unaudited)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Computation of Earnings
Net income (loss) attributable to Key	$324	$188	$791	$916	$900	$910	$858
Add: Provision for income taxes	94	56	179	303	326	271	231
Less: Income (loss) from discontinued operations, net of taxes	—	1	1	1	(39)	40	23
Income (loss) before income taxes and cumulative effect of accounting change	418	243	969	1,218	1,265	1,141	1,066
Fixed charges, excluding interest on deposits	79	52	246	185	160	154	200
Total earnings for computation, excluding interest on deposits	497	295	1,215	1,403	1,425	1,295	1,266
Interest on deposits	58	31	171	105	117	158	257
Total earnings for computation, including interest on deposits	$555	$326	$1,386	$1,508	$1,542	$1,453	$1,523
Computation of Fixed Charges
Net rental expense	$34	$26	$110	$104	$104	$111	$109
Portion of net rental expense deemed representative of interest	$5	$4	$17	$16	$16	$17	$16
Interest on short-term borrowed funds	6	2	11	9	11	10	11
Interest on long-term debt	68	46	218	160	133	127	173
Total fixed charges, excluding interest on deposits	79	52	246	185	160	154	200
Interest on deposits	58	31	171	105	117	158	257
Total fixed charges, including interest on deposits	$137	$83	$417	$290	$277	$312	$457
Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$28	$5	$37	$23	$22	$23	$22
Total fixed charges, excluding interest on deposits	79	52	246	185	160	154	200
Combined fixed charges and preferred stock dividends, excluding interest on deposits	107	57	283	208	182	177	222
Interest on deposits	58	31	171	105	117	158	257
Combined fixed charges and preferred stock dividends, including interest on deposits	$165	$88	$454	$313	$299	$335	$479
Ratio of Earnings to Fixed Charges
Excluding deposit interest	6.29	5.67	4.94	7.58	8.91	8.41	6.33
Including deposit interest	4.05	3.93	3.32	5.20	5.57	4.66	3.33
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	4.64	5.18	4.29	6.75	7.83	7.32	5.70
Including deposit interest	3.36	3.70	3.05	4.82	5.16	4.34	3.18